UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Check One:
 Form 10-K   Form 20-F   Form 11-K  [X] Form 10-Q   Form 10-D   Form N-SAR  Form N-CSR

For Period Ended:  November 30, 2008

PART I – REGISTRANT INFORMATION

Serefex Corporation
30700 Solon Industrial Parkway
Solon, OH 44139

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date;

	(c)	The accountant’s statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III – NARRATIVE

The Company’s principal subsidiary W.P. Hickman Systems Inc. has filed a bankruptcy proceeding under Chapter 11 of the Federal Bankruptcy Code.  As a result, the Company is unable to complete the required unaudited financial statements for the quarter ended November 30, 2008 in a timely manner.  It is expected that the Report will be filed within the 5 day extension period.

PART IV – OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:
Brian S. Dunn, President
Tel. No.  (440) 248-0766, ext. 3040

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify reports(s).   [X ] Yes     [   ] No

(3)           Is it anticipated that any significant change in results of operations form the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   [X ] Yes   [   ]  No

We refer to our response in Part III as an explanation of the anticipated change.

_______________________________

Serefex Corporation has caused this notification to be signed on its behalf by the undersigned herewith duly authorized.

DATED:   January 15, 2009                                            Serefex Corporation

           By:_/s/ Brian Dunn___________________
Brian Dunn
President and Chief Executive Officer